

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 25, 2016

Christopher Missling, PhD
Chief Executive Officer
Anavex Life Sciences Corp.
51 West 52nd Street, 7th Floor
New York, NY 10019-6163

> **Re: Anavex Life Sciences Corp.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 18, 2016**
> **File No. 333-207600**

Dear Dr. Missling:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 20, 2015 letter.

General

1. We note your response to comment 2. You state that approximately 23.5 million shares were sold pursuant to the registration statement filed in July 2014. We note that only 11 million shares were registered pursuant to that registration statement. Please advise. In addition, please tell us whether you filed an Item 3.02 current report on Form 8-K for the 25,784,409 shares that were issued pursuant to the exercise of warrants on a cashless basis and, if not, explain why.

2. We note your response to comment 3 and we reissue it in part. Please disclose the percentage of outstanding securities the maximum shares being registered for resale represent.

The Lincoln Park Transaction, page 18

3. We note your response to comment 7 and we reissue it in part. Please disclose the impact of the Lincoln Park transactions on the market price of the company's stock.

Effect of Performance of the Purchase Price on Our Stockholders, page 20

4. Given the decrease in the market price of your common stock, consider revising the table in this section to reflect lower assumed purchase prices per share.

Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Clayton Parker, Esq.
    K&L Gates LLP